UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [  ]Form 10-K and Form 10-KSB     [  ]Form 20-F
              [  ]Form 11-K [X]Form 10-Q and Form 10-QSB
              [  ]Form N-SAR

                                       ____________________________
For Period Ended: September 30, 2002  |                            |
[  ] Transition Report on Form 10-K   |   COMMISSION FILE NUMBER   |
[  ] Transition Report on Form 20-F   |       1-11596              |
[  ] Transition Report on Form 11-K   |___________________________|
[  ] Transition Report on Form 10-Q                                                            ___________________________
[  ] Transition Report on Form N-SAR  |                          |
For the Transition Period Ended:      |        CUSIP NUMBER      |
     ___________________________      |        714157-10-4       |
                                                                                      |______________________________|

________________________________________________________________
| Read Attached Instruction Sheet Before Preparing Form. Please |
| Print or Type.                                                |
| Nothing in this form shall be construed to imply that the     |
| Commission has verified any information contained herein.     |
|_______________________________________________________________|

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________ __________________________________________________________________.

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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable

Perma-Fix Environmental Services, Inc.
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Address of Principal Executive Office (Street and Number)

1940 Northwest 67th Place
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City, State and Zip Code
Gainesville, Florida 32653
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PART II -- Rules 12b-25(b) and (c)
_________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed.

(Check box if appropriate).
     |
     |   (a)  The reasons described in reasonable detail in Part III
     |        of this form could not be eliminated without
     |        unreasonable effort or expense;
     |
     |
 [X] |   (b)  The subject annual report, semi-annual report,
     |        transition report on Form 10-K, Form 10KSB, 20-F,
     |        11-K or Form N-SAR, or portion thereof, will be
     |        filed on or before the fifteenth calendar day
     |        following the prescribed due date; or the subject
     |        quarterly report or transition report on Form 10-Q,
     |        10QSB or portion thereof, will be filed on or
     |        before the fifth calendar day following the
     |        prescribed due date; and
     |
     |  (c)   The accountant's statement or other exhibit
     |        required by Rule 12b-25(c) has been attached if
     |        applicable.
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PART III -- NARRATIVE
_________________________________________________________________
State below in reasonable detail the reasons why Form 10-K,Form 10-KSB, 20-F, 11-K, 10-Q, Form 10-QSB, -SAR or the transition report, or portion thereof, could not be filed within the prescribed period.

Additional time is needed to complete development of appropriate disclosures for inclusion in the "Notes to Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Liquidity and Capital Resources" sections of its Form 10-Q for the quarter ended September 30, 2002.
_________________________________________________________________
PART IV -- OTHER INFORMATION
___________________________________________________________
(1) Name and telephone number of person to contact
    in regard to this notification:

     Richard T. Kelecy        352         395-1351
         ______________________ __________ _________________
          (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was
    required to file such report(s) been filed?
    If the answer is no, identify report(s).   [X]YES   [ ]NO

(3) Is it anticipated that any significant change in
    results of operations from the corresponding period
    for the last fiscal year will be reflected by the
    earnings statements to be included in the subject
    report, or portion thereof?               [X]YES   [ ]NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's net income for the quarter ended September 30, 2002, will be approximately $1,556,000 and after giving effect to the recording by the Registrant of approximately $48,000 in preferred stock dividends in such quarter, a net income of approximately $1,508,000 (or approximately $.04 per diluted share of Common Stock). In comparison, for the quarter ended September 30, 2001, the Registrant recorded a net loss of $581,000 and after giving effect to the recording by the Registrant of approximately $32,000 in preferred stock dividends in such quarter, a net loss of approximately $613,000 (or approximately $.02 per share of Common Stock).

The Registrant believes the changed results may be attributed, among other things, to an increase in revenue in the Nuclear Waste Management Services segment of approximately $7,909,000 resulting from growth in mixed waste revenues, as these facilities continue to expand and demonstrate their processing capabilities, increase their related sales and marketing efforts and continue to receive greater volumes of waste.

Perma-Fix Environmental Services, Inc.
__________________________________________
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002      By:    /s/ Richard T. Kelecy
                                                                                 Richard T. Kelecy
                                                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_________________________________________________________________

ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
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GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240, 12b-25)
    of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with
    the Securities and Exchange Commission, Washington, D.C.
    20549, in accordance with Rule 0-3 of the General Rules
    and Regulations under the Act. The information contained
    in or filed with the Form will be made a matter of public
    record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange
    on which any class of securities of the registrant is
    registered.

4.  Amendments to the notifications must also be filed on
    Form 12b-25 but need not restate information that has
    been correctly furnished. The form shall be clearly
    identified as an amended notification.

5.  Electronic Filers: This form shall not be used by
    electronic filers unable to timely file a report solely
    due to electronic difficulties. Filers unable to submit
    a report within the time period prescribed due to
    difficulties in electronic filing should comply with
    either Rule 201 or 202 of Regulation S-T (Section 232.201
    or Section 232.202 of this chapter) or apply for an
    adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T (Section 232.13(b) of this chapter).